UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of March, 2003


                              Koor Industries Ltd.
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                 (Translation of registrant's name into English)


                  21 Ha'arba'ah Street, Tel Aviv 64739, Israel
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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Shlomo Heller
                                        --------------------------------------
                                        By:    Shlomo Heller
                                        Title: General Counsel and
                                                 Company Secretary


Dated:  March 27, 2003

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
Description                                                                         Exhibit
A.   Translation  from Hebrew to English of an Immediate  Report (the "Report"),
     which was served on the Israeli  Securities  Authority,  The Tel-Aviv Stock
     Exchange  Ltd. and the  Registrar  of  Companies,  on March 26, 2003,  Koor        A
     Industries  Ltd  announces  the  signing  of an  agreement  with the  First
     International  Bank of Israel  Ltd.  to extend the  maturity of Koor's long term loan.

B.   Translation  from Hebrew to English of an Immediate  Report (the "Report"),
     which was served on the Israeli  Securities  Authority,  The Tel-Aviv Stock
     Exchange  Ltd. and the  Registrar  of  Companies,  on March 27, 2003,  Koor        B
     Industries Ltd.  announces its Financial results for the fourth quarter and year-end 2002.
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